SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	7

today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a joint announcement captioned “AF Consortium Receives Notice of Award to Design and Construct P1.72B AFCS Project.”

Exhibit 1

February 3, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a joint announcement attached thereto captioned “AF Consortium Receives Notice of Award to Design and Construct P1.72B AFCS Project.”

Smart Communications, Inc., a wholly-owned subsidiary of PLDT is a member of the AF Consortium.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

February 3, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a joint announcement attached thereto captioned “AF Consortium Receives Notice of Award to Design and Construct P1.72B AFCS Project.”

Smart Communications, Inc., a wholly-owned subsidiary of PLDT is a member of the AF Consortium.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,005 As of December 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. February 3, 2014

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a joint announcement captioned “AF Consortium Receives Notice of Award to Design and Construct P1.72B AFCS Project.”

Smart Communications, Inc., a wholly-owned subsidiary of PLDT is a member of the AF Consortium.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

February 3, 2014

Exhibit 1

PRESSRELEASE

AF Consortium Receives Notice of Award to
Design and Construct P1.72B AFCS project

MANILA, Philippines, 3 February 2014 – The AF Consortium of conglomerates Metro Pacific Investments Corporation (MPIC) and Ayala Corporation (Ayala), composed of AC Infrastructure Holdings Corporation, the infrastructure arm of Ayala, BPI Card Finance Corporation, Globe Telecom, Inc., Meralco Financial Services Corporation, MPIC and Smart Communications Inc., received by electronic mail a copy of the Notice of Award after close of business hours last 30 January 2014 from the Department of Transportation and Communications (DOTC) declaring it the winning bidder for the P1.72-billion contactless Automatic Fare Collection System Project (AFCS).

The AFCS, patterned after mass rail transport payment systems in developed countries such as Singapore’s EZ Link Card will upgrade the Light Rail Transit and Metro Rail Transit ticketing system by substantially speeding up payments, reducing queuing time and allowing passengers seamless transfers from one rail line to another.
“We are pleased to help in modernizing our rail transport system and ease the burden of millions of commuters who use our train systems daily,” MPIC chairman, Manuel V. Pangilinan said. “We believe our strategic alliance with Ayala will result in an efficient, convenient and integrated light transit system network similar to our neighboring Asian nations. “

Ayala Chairman Jaime Augusto Zobel de Ayala commented, “We are delighted to partner with the Metro Pacific group in this project. We believe that given the combined strengths and management capabilities of both groups, we can deliver a payment platform that will serve the daily rail commuters more efficiently and significantly upgrade our rail ticketing system to global standards.”

After a thorough post-qualification evaluation process, the DOTC awarded the project to AF Consortium of MPIC and Ayala, which offered the government a premium of P1,088,103,900.00 on top of the cost of designing and constructing, and managing the implementation and operation of a contactless AFCS based on smart card technology.

The AF Consortium, by far the strongest exclusive partnership ever formed by two of the leading conglomerates in the country today, has strong track record and experience in operating banking and payments, water, utilities, retail, healthcare, telecommunications and toll road businesses. The AF Consortium is partnering with MSI Global, a respected world-class rail, transport and retail payments provider using similar technology with proven credentials in this field having implemented many successful on-going payment solutions worldwide most notably in Singapore as the technology provider of the EZ link card.

Contactless smart card technology ticketing system

The contactless smart card technology ticketing system is expected to facilitate efficient passenger transfer to other rail lines, and enhance fare collection. It would benefit more than one million passengers using LRT 1, LRT 2 and MRT 3 rail lines daily commuting from North to South of the metropolis, ensuring seamless interconnection for travelers and removing the current inconvenience of the need to buy separate tickets for separate lines.

The new smart card ticketing system would replace the current magnetic stripe ticketing system that is very much at the end of its useful life with more powerful chip-based version. It can also serve as an electronic micropayment solution in day-to-day payments, or as identifier for loyalty schemes, facility access and location-based services.

AFCS has the business potential to expand to other modes of transport, such as buses, and toll roads. The AF Consortium likewise has the option to extend the contactless card system to other businesses outside of the transportation sector, such as in retail, parking, and security applications.

Under the project, the AF Consortium will form a team of technical design and software development experts to work on the new smart card based ticketing system before it becomes available for use by train commuters in the third quarter of 2015.

*******

For further information please contact:

Deborah Anne N. Tan

Smart Communications, Inc.

Department Head/VP

Investor Relations/Enterprise Risk Management

Tel. No. : +632 511 6121

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr.

Name : FLORENTINO D. MABASA, JR. Title : First Vice President and Assistant Corporate Secretary

Date: February 3, 2014